Exhibit (d)(2)

ZYMOGENETICS, INC.

AMENDED AND RESTATED 2000 STOCK INCENTIVE PLAN

STOCK OPTION GRANT NOTICE

ZymoGenetics, Inc. (the “Company”) hereby grants to Participant an Option (the “Option”) to purchase shares of the Company’s Common Stock. The Option is subject to all the terms and conditions set forth in this Stock Option Grant Notice (this “Grant Notice”) and in the Stock Option Agreement and the Company’s Amended and Restated 2000 Stock Incentive Plan (the “Plan”), which are attached to and incorporated into this Grant Notice in their entirety.

Participant:

Grant Date:

Vesting Commencement Date:

Number of Shares Subject to Option:

Exercise Price (per Share):

Option Expiration Date:	(subject to earlier termination in accordance with the terms of the Plan and the Stock Option Agreement)

Type of Option:	☐ Incentive Stock Option* ☐ Nonqualified Stock Option

Vesting and Exercisability Schedule:

1/4th of the shares subject to the Option will vest and become exercisable on the one-year anniversary of the Vesting Commencement Date.

1/16th of the shares subject to the Option will vest and become exercisable after each additional three-month period thereafter so that the entire Option is fully vested and exercisable four years from the Vesting Commencement Date.

Additional Terms/Acknowledgement: The undersigned Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the Stock Option Agreement and the Plan. Participant further acknowledges that as of the Grant Date, this Grant Notice, the Stock Option Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the Option and supersede all prior oral and written agreements on the subject.

ZYMOGENETICS, INC.	PARTICIPANT

By: Douglas E. Williams, Ph.D.
Its: Chief Executive Officer

*	See Sections 3 and 4 of the Stock Option Agreement.

Attachments:

1. Stock Option Agreement	Address:	________________________________
________________________________

2. 2000 Stock Incentive Plan	Taxpayer ID:	________________________________

3. Frequently Asked Questions document

ZYMOGENETICS, INC.

AMENDED AND RESTATED 2000 STOCK INCENTIVE PLAN

STOCK OPTION AGREEMENT

Pursuant to your Stock Option Grant Notice (the “Grant Notice”) and this Stock Option Agreement, ZymoGenetics, Inc. has granted you an Option under its Amended and Restated 2000 Stock Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock (the “Shares”) at the exercise price indicated in your Grant Notice. Capitalized terms not explicitly defined in the Grant Notice or in this Stock Option Agreement have the same definitions as in the Plan.

The details of the Option are as follows:

1. Vesting and Exercisability. Subject to the terms herein, the Option will vest and become exercisable as provided in your Grant Notice, provided that vesting will cease upon the termination of your employment or service relationship with the Company or a Related Corporation and the unvested portion of the Option will terminate.

2. Securities Law Compliance. Notwithstanding any other provision of this Agreement, you may not exercise the Option unless the Shares issuable upon exercise are registered under the Securities Act or, if such Shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of the Option must also comply with other applicable laws and regulations governing the Option, and you may not exercise the Option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

3. Incentive Stock Option Qualification. If so designated in your Grant Notice, all or a portion of the Option is intended to qualify as an Incentive Stock Option under federal income tax law, but the Company does not represent or guarantee that the Option qualifies as such.

If the Option has been designated as an Incentive Stock Option and the aggregate Fair Market Value (determined as of the Grant Date) of the shares of Common Stock subject to portions of the Option and all other Incentive Stock Options you hold that first become exercisable during any calendar year exceeds $100,000, any excess portion will be treated as a Nonqualified Stock Option, unless the Internal Revenue Service changes the rules and regulations governing the $100,000 limit for Incentive Stock Options. A portion of the Option may be treated as a Nonqualified Stock Option if certain events cause exercisability of the Option to accelerate.

4. Notice of Disqualifying Disposition. To the extent the Option has been designated as an Incentive Stock Option, to obtain certain tax benefits afforded to Incentive Stock Options, you must hold the Shares issued upon the exercise of the Option for two years after the Grant Date and one year after the date of exercise. You may be subject to the alternative minimum tax at the time of exercise. You should obtain tax advice when exercising the Option and prior to the disposition of the Shares. By accepting the Option, you agree to promptly notify the Company if you dispose of any of the Shares within one year from the date you exercise all or part of the Option or within two years from the Grant Date.

5. Method of Exercise. You may exercise the Option by giving written notice to the Company, in form and substance satisfactory to the Company, which will state your election to exercise the Option and the number of Shares for which you are exercising the Option. The written notice must be accompanied by full payment of the exercise price for the number of Shares you are purchasing. You may make this payment in any combination of the following: (a) by cash; (b) by check acceptable to the Company; (c) if permitted by the Plan Administrator, by using shares of Common Stock you have owned for at least six months; (d) if the Common Stock is registered under the Exchange Act, by instructing a broker to deliver to the Company the total payment required; or (e) by any other method permitted by the Plan Administrator.

6. Repurchase and First Refusal Rights. So long as the Common Stock is not registered under the Exchange Act, the Company may, in its sole discretion at the time of exercise, require you to sign a stock purchase agreement, in the form to be provided, pursuant to which you will grant to the Company certain repurchase and/or first refusal rights to purchase the Shares acquired by you upon exercise of the Option. Upon request to the Company, you may review a current form of this agreement prior to exercise of the Option.

7. Market Standoff. By exercising the Option you agree that the Shares will be subject to the market standoff restrictions set forth in the Plan.

8. Treatment Upon Termination of Employment or Service Relationship. Except in the event of termination by reason of death, the unvested portion of the Option will terminate automatically and without further notice immediately upon termination of your employment or service relationship with the Company or a Related Corporation for any reason (the “Employment Termination Date”). You may exercise the vested portion of the Option as follows:

(a) General Rule. You must exercise the vested portion of the Option on or before the earlier of (i) three months after your Employment Termination Date and (ii) the Option Expiration Date;

(b) Retirement or Disability. If your employment or service relationship terminates due to Retirement or Disability, you must exercise the vested portion of the Option on or before the earlier of (i) one year after your Employment Termination Date and (ii) the Option Expiration Date.

(c) Death. If your employment or service relationship terminates due to your death, the entire Option will automatically become fully vested and must be exercised on or before the earlier of (i) one year after your Employment Termination Date and (ii) the Option Expiration Date. If you die after your Employment Termination Date but while the Option is still exercisable, the portion of the Option that was vested on your Employment Termination Date must be exercised on or before the earlier of (x) one year after the date of death and (y) the Option Expiration Date; and

(d) Cause. The vested portion of the Option will automatically expire at the time the Company first notifies you of the termination of your employment or service relationship with the Company or a Related Corporation for Cause, unless the Plan Administrator determines otherwise. If your employment or service relationship is suspended pending an investigation of whether you will be terminated for Cause, all your rights under the Option likewise will be suspended during the period of investigation.

The Option must be exercised within three months after termination of employment for reasons other than death or Disability and one year after termination of employment due to Disability to qualify for the beneficial tax treatment afforded Incentive Stock Options.

It is your responsibility to be aware of the date the Option terminates.

9. Limited Transferability. During your lifetime only you can exercise the Option. The Option is not transferable except by will or by the applicable laws of descent and distribution, except that Nonqualified Stock Options may be transferred to the extent permitted by the Plan Administrator. The Plan provides for exercise of the Option by a designated beneficiary or the personal representative of your estate.

10. Withholding Taxes. As a condition to the exercise of any portion of the Option, you must make such arrangements as the Company may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise.

11. Option Not an Employment or Service Contract. Nothing in the Plan or any Award granted under the Plan will be deemed to constitute an employment contract or confer or be deemed to confer any right for you to continue in the employ of, or to continue any other relationship with, the Company or any Related Corporation or limit in any way the right of the Company or any Related Corporation to terminate your employment or other relationship at any time, with or without Cause.

12. No Right to Damages. You will have no right to bring a claim or to receive damages if you are required to exercise the vested portion of the Option within three months (one year in the case of Retirement, Disability or death) of the Employment Termination Date or if any portion of the Option is cancelled or expires unexercised. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of your employment or service relationship for any reason even if the termination is in violation of an obligation of the Company or a Related Corporation to you.

13. Binding Effect. This Agreement will inure to the benefit of the successors and assigns of the Company and be binding upon you and your heirs, executors, administrators, successors and assigns.